United States securities and exchange commission logo





                             January 25, 2024

       Amro Albanna
       Chief Executive Officer
       Aditxt, Inc.
       737 N. Fifth Street, Suite 200
       Richmond, VA 23219

                                                        Re: Aditxt, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 18,
2024
                                                            File No. 333-276588

       Dear Amro Albanna:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. It appears that you are not eligible to incorporate by reference into your Form S-1, given that you have not filed
your annual report for your most recently completed fiscal year.
                                                        Please revise your
registration statement to provide all disclosure required by Form S-1 or otherwise advise. See
General Instruction VII.C to Form S-1.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Amro Albanna
Aditxt, Inc.
January 25, 2024
Page 2

       Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635
with any questions.



                                                      Sincerely,
FirstName LastNameAmro Albanna
                                                      Division of Corporation
Finance
Comapany NameAditxt, Inc.
                                                      Office of Life Sciences
January 25, 2024 Page 2
cc:       Sean F. Reid, Esq.
FirstName LastName